



SECURITIE! 04016482

Washington, D.C. 20549

So 3/22/04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.

~~8-22772~~

8-22772

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/03   AND ENDING   12/31/03

                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Birkelbach Investment Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Official Use Only
FIRM ID. NO.

11490

208 South LaSalle Street   Suite 1700

(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGUARD TO THIS REPORT

Carl M Birkelbach   (312) 853-2820 ext. 105

                                           (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT   whose opinion is contained in this Report*

Bernard Kirsner, LTD

(Name -- if individual, last, first, middle name)

400 East Randolf, Suite 2021	Chicago	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 3 1 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, Carl M Birkelbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting scheduled pertaining to the firm of

Birkelbach Investment Securities, Inc. , as of

December 31 , 2003 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

CEO
Title

Subscribed and sworn to before me
this _27TH_ Day of _February_ _2004_
In Chicago, County of Cook, State of Illinios

Toni L. Samuels
Notary Public   **Notary Public**

This report contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition..
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BIRKELBACH INVESTMENT SECURITIES, INC.
FINANCIAL STATEMENTS AND
AUDITORS' REPORT IN ACCORDANCE
WITH RULE 17a-5 AND
AUDITORS' REPORT ON INTERNAL CONTROL
DECEMBER 31, 2003

TABLE OF CONTENTS

TABLE OF CONTENTS (Continued)

BERNARD M. KIRSNER, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
  Birkelbach Investment Securities, Inc.

We have audited the accompanying balance sheet of BIRKELBACH INVESTMENT SECURITIES, INC. as of December 31, 2003 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards and with the audit requirements prescribed by the Securities and Exchange Commission. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Birkelbach Investment Securities, Inc. at December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the form prescribed by the Securities and Exchange Commission.

In connection with our examination of the financial statements of Birkelbach Investment Securities, Inc. for the year ended December 31, 2003, we have also examined the accompanying supplementary information:

  Computation of Net Capital and Aggregate Indebtedness.
  Computation for Determination of Reserve Requirements for
    Brokers-Dealers Under Rule 15c3-3.
  Information for Possession or Control Requirements Under Rule
    15c3-3.
  Statement of Changes in Ownership Equity for the Year Ended
    December 31, 2003.

BERNARD M. KIRSNER   JOEL F. JERABEK
100 EAST RANDOLPH STREET   CHICAGO, ILLINOIS 60601   312/565-2775

Reconciliation of Computation of Net Capital Rule
  17a-5, Paragraph D-4.
Statement of Changes in Liabilities Subordinated
  to Claims of General Creditors.
Financial and Operation Data.

In our opinion, such schedules present fairly the information
required to be set forth therein.

Bernard M. Kirsner, Ltd., CPA's (signature)

Bernard M. Kirsner, Ltd., CPA's

January 27, 2004
Chicago, Illinois

BIRKELBACH INVESTMENT SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

Current Assets
Cash and Cash equivalent	$ 139,632	
Accounts receivable - trade	46,622	
Loan Receivable - employee	3,200	
Other Assets	435	
Total Current Assets		$189,889

Total Assets	$189,889

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued expenses	$ 79,317

Stockholders' Equity
Common Stock, $1 par value, 1,000 shares authorized, issued and outstanding	$ 1,000	
Paid in capital	41,000	
Retained earnings	68,572	
Total Stockholders' Equity		110,572

Total Liabilities and Stockholders' Equity	$189,889

The accompanying notes are an integral part of these financial statements.

2

BIRKELBACH INVESTMENT SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenue
  Commissions $1,481,254
  Dividend income   4
  Interest income   108
  Miscellaneous income   435
     Total Revenue $1,481,801

Expenses
  Operating expenses   1,489,524

       Net Income   (7,723)

Less: Dividend Paid to Shareholder   (16,558)

                                       (24,281)

Retained Earnings
  December 31, 2002   92,853

  December 31, 2003 $ 68,572

The accompanying notes are an integral part of these financial statements.

BIRKELBACH INVESTMENT SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows From Operating Activities
Net loss $ (7,723)
Add/(deduct) items not affecting cash
    Increase in accounts
        receivable - trade $ (21,946)
    Decrease in loan
        receivable - employees   4,000
    Increase in Other Asset   (435)
    Increase in accounts payable
        and accrued expenses   11,501
            Total   (6,880)

Net Decrease in Cash Flow From
    Operating Activities   (14,603)

Dividend to Shareholder   (16,558)

Net Decrease in Cash $ (31,161)

The accompanying notes are an integral part of these financial
statements.

BIRKELBACH INVESTMENT SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Securities transactions and related commission revenue
and expenses are recorded on settlement date.

2. NET CAPITAL REQUIREMENTS

    Pursuant to the net capital provisions of Rule 15c3-1
of the Securities and Exchange Act of 1934, the Corporation
is required to maintain a minimum net capital as defined by
such provisions. Net capital and the related net capital
ratio may fluctuate on a daily basis. At December 31, 2003
the Corporation's net capital computed in accordance with
this Rule was $115,636 as compared to a minimum requirement
of $50,000.

3. CONTRACTUAL AGREEMENTS

    The Company leases office space under an agreement
expiring November 30, 2004. The base rent payments are as
follows for each of the next two years:

        2004 $118,734

4. INCOME TAXES

    The Company, with the consent of its shareholders, has
elected to have its income taxed under Section 1372 of the
Internal Revenue Code, which provides that in lieu of corporation
income taxes, the shareholders are taxed on their proportionate
share of the Company's taxable income. Therefore, no provision or
liability for federal taxes is reflected in these financial
statements.

BIRKELBACH INVESTMENT SECURITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2003

Stockholder's Equity
  December 31, 2003 $ 110,572

Deduction For Stockholders'
  Equity Not allowable For
  Net Capital Requirement
    12-B-1 Fees Receivable   15,479
    Loan receivable - employees $ 3,200
    Other Asset   435
Haircut   17
                                                                   19,131

                  Net Capital   91,441

Minimum Net Capital Required   50,000

                  Excess Net Capital $ 41,441

BIRKELBACH INVESTMENT SECURITIES, INC.
SCHEDULE B
DECEMBER 31, 2003

Computation For Determination Of Reserve
  Requirements For Brokers-Dealers
  Under Rule 15c3-3

        Nothing to report under this caption.

Information For Possession Or Control
  Requirements Under Rule 15c3-3

        Nothing to report under this caption.

Statement Of Changes In Ownership Equity
  For The Year Ended December 31, 2003

        Balance, beginning of period $134,853
        Net loss   (7,723)
        Shareholder's dividend   (16,558)

              Balance, end of period (rounded) $110,572

Reconciliation Of Computation Of Net
  Capital Rule 17a-5, Paragraph D-4

        Net capital per this report - Page 6 $ 91,441

        Net Capital per Form x-17, a-5, Part IIa $ 90,898

Difference due to Audit Adjustment at 12/31/03   543

Statement Of Changes In Liabilities
  Subordinated To Claims Of General Creditors

        Nothing to report under this caption.

Financial And Operational Data

        Nothing to report under this caption.

BERNARD M. KIRSNER, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
  Birkelbach Investment Securities, Inc.

We have examined the accompanying financial statements of BIRKELBACH INVESTMENT SECURITIES, INC. as required by Rule 17a-5(d) as of December 31, 2003 and for the year then ended, and have issued a report thereon dated January 27, 2004. As part of our examination we reviewed and tested the system of internal accounting control and the procedures for safeguarding securities to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the Securities Exchange Act of 1934. In addition, we reviewed the practices and procedures followed by the Company:

> 1. in making the periodic computations of aggregate indebtedness and net capital as required by Rule 17a-3(a)(11).

> 2. in making the quarterly securities examinations, counts, verifications and comparisons and the recording of differences required by Rule 17a-13.

Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weaknesses existing at the date of our examination would be disclosed. Under these standards and that Rule the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purpose of this report, under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2003, which was made for the purposes set forth in the first paragraph and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that we believe to be material.

The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(B). Conditions of the exemption were being compiled as of the examination date and no facts came to our attention to indicate the exemption had not been compiled during the period under examination.

Bernard M. Kirsner, Ltd., CPA's

January 27, 2004
Chicago, Illinois

BIRKELBACH INVESTMENT SECURITIES, INC.
STATEMENT OF AVAILABILITY
DECEMBER 31, 2003

The statement of financial condition of the annual audit report of Birkelbach Investment Securities, Inc. pursuant to 17a-5 is available for examination at the offices of Birkelbach Investment Securities, Inc., 208 S. LaSalle Street, Suite 1700, Chicago, Illinois and at the office of the Securities and Exchange Commission in Chicago, Illinois.

BIRKELBACH INVESTMENT SECURITIES, INC.
RECONCILIATION OF STATEMENT OF FINANCIAL CONDITION
AS REPORTED ON DECEMBER 31, 2003 AUDIT REPORT AND FOCUS REPORT

ASSETS

	FOCUS REPORT	AUDIT REPORT	DIFFERENCE INCREASE (DECREASE)
Current Assets			
Cash and cash equivalents	$ 138,802	138,802	$ -
Accounts receivable - trade	36,143	46,622	10,479
Loan receivable - employees	3,200	3,200	-
Securities - exempt	830	830	-
Other Assets	435	435	-
Total Assets	179,410	189,889	10,479

LIABILITIES AND STOCKHOLDER'S EQUITY

	FOCUS REPORT	AUDIT REPORT	DIFFERENCE INCREASE (DECREASE)
Current Liabilities			
Accounts payable and accrued expenses	$ 79,860	$ 79,317	$ (543)
Stockholders' Equity			
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000	1,000	-
Paid in capital	41,000	41,000	-
Retained earnings	57,550	68,572	11,022
Total Stockholder's equity	99,255	110,572	10,479
Total Liabilities and Stockholder's equity	$ 179,410	$ 189,889	$ 10,479

BIRKELBACH INVESTMENT SECURITIES, INC.
RECONCILIATION OF STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2003 AS REPORTED ON DECEMBER 31,
2003 AUDIT REPORT AND FOUR QUARTERS FOCUS REPORT

DIFFERENCE

	FOCUS REPORT	AUDIT REPORT	INCREASE (DECREASE)
Revenue			
Commissions	$1,470,775	$1,481,254	$ 10,479
Interest income	108	108	0
Dividend income	4	4	0
Miscellaneous income	435	435	0
Total Revenue	1,471,322	1,481,801	10,479
Operating Expenses	1,488,981	1,489,524	(543)
Net Loss	(18,745)	(7,723)	11,022
Retained earnings			
December 31, 2002	92,853	92,853	0
Dividend distribution	16,558	16,558	0
December 31, 2003	$ 57,550	$ 68,572	$ 11,022

BIRKELBACH INVESTMENT SECURITIES, INC.
RECONCILIATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
AS REPORTED ON DECEMBER 31, 2003 AUDIT REPORT AND FOCUS REPORT

DIFFERENCE

	FOCUS REPORT	AUDIT REPORT	INCREASE (DECREASE)
Net Capital	$ 90,889	$ 91,441	$ 543
Total Aggregate Indebtedness	$ 79,860	$ 79,317	$ 543
Percentage of Aggregate Indebtedness To Net Capital	88%	87%	